MINGZHU LOGISTICS HOLDINGS LIMITED

27F, Yantian Modern Industry Service Center

No. 3018 Shayan Road, Yantian District

Shenzhen, Guangdong, China 518081

+86 (755) 2520-9839

June 2, 2023	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Karina Dorin

Ms. Laura Nicholson

Re:	MingZhu Logistics Holdings Limited

Registration Statement on Form F-3

Filed May 18, 2023

File No. 333-267839

Ms. Dorin and Ms. Nicholson:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Mingzhu Logistics Holdings Limited. hereby requests the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on June 6, 2023, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Mingzhu Logistics Holdings Limited

By:	/s/ Jinlong Yang
Jinlong Yang
Chief Executive Officer